Neuberger Berman Management LLC 605 Third Avenue New York, NY 10158-3698

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Neuberger Berman Management LLC
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NEUBERGER BERMAN CLOSED-END FUNDS ANNOUNCE
TENDER OFFER PROGRAM MEASUREMENT PERIODS

NEW YORK, NY, August 18, 2010 – Neuberger Berman California Intermediate Municipal Fund Inc. (NYSE Amex: NBW), Neuberger Berman High Yield Strategies Fund Inc. (NYSE Amex: NHS), Neuberger Berman Intermediate Municipal Fund Inc. (NYSE Amex: NBH), Neuberger Berman New York Intermediate Municipal Fund Inc. (NYSE Amex: NBO) and Neuberger Berman Real Estate Securities Income Fund Inc. (NYSE Amex: NRO) (each, a “Fund” and collectively, the “Funds”) have announced the next measurement periods in accordance with the terms of their respective tender offer programs (each, a “tender offer program”). Under each tender offer program, if a Fund’s common stock trades at an average daily discount to net asset value per share (“NAV”) of greater than 10% during a 12-week measurement period, the Fund will conduct a tender offer for between 5% and 20% of its outstanding common stock at a price equal to 98% of its NAV determined on the day the tender offer expires.  Each Fund has determined that its next measurement period shall commence on August 18, 2010 and end on November 10, 2010 (the “Measurement Period”).

Each Fund’s Board of Directors will determine the maximum size of its tender offer should its common stock trade at an average daily discount to NAV of greater than 10% during the Measurement Period.  In making that determination, each Fund’s Board will consider, among other things, the then-current market conditions and outlook for the Fund’s portfolio securities, sectors and asset classes, the size of the average daily discount, the potential impact of different size tender offers on the Fund’s expense ratio, the potential tax consequences of the tender offer on the Fund and non-tendering stockholders, stockholders’ potential need for added liquidity and the potential overall impact on the Fund.  Each Board retains the ability, consistent with its fiduciary duty, to opt out of the respective tender offer program should circumstances arise that would cause a material negative effect on the Fund or the Fund’s stockholders.

While each of the Funds has determined to use the same dates for its Measurement Period, the dates of future measurement periods under the tender offer programs may, or may not, differ among the Funds.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any Fund.  The Funds have not commenced the tender offers described in this release.  Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents which will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at http://www.sec.gov and from the Funds.  Stockholders of each Fund should read the relevant offer to purchase and tender offer statement on Schedule TO and related exhibits for any tender offer when those documents are filed and become available, as they will contain important information about the tender offer.

Neuberger Berman Group LLC is one of the world’s leading independent, employee-controlled asset management companies. As of June 30, 2010, assets under management were approximately $169 billion. Established in 1939, Neuberger Berman is a leader in a broad range of global investment solutions – equity, fixed income, and alternatives – to institutions and individuals through customized separately managed accounts, mutual funds and alternative investment products. For more information please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in a Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of a Fund’s investment adviser to attract or retain key employees, inability of a Fund to implement its investment strategy, inability of a Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.